Pallav Vora <pallav@globalbrigades.org>

They need a loan not a donation!

1 message

Global Brigades <admin@globalbrigades.org> Mon, Jul 18, 2022 at 8:36 AM
Reply-To: Global Brigades <admin@globalbrigades.org>
To: Pallav <pallav@globalbrigades.org>


TOGETHER,
WE'RE BREAKING
THE CYCLE OF
POVERTY.
ESKALA
GLOBAL
Brigades

Hi Pallav,

For the first time in our history, we are not asking you for a donation, but a loan! The evolution of Global Brigades is here with the launch of Eskala, our award-winning microfinance program. Eskala is your opportunity to help scale economic opportunities within thousands of our partner communities in Latin America like Pueblo Nuevo in Panama.

Client Spotlight: Pueblo Nuevo, Panama

Prior to partnering with Eskala, Pueblo Nuevo did not have an option for banking services.

Impact so far: $57k lent across 317 loans
- ~180 loans for business expansions
- ~20 loans to launch new businesses
- ~117 loans supported farmers

Performance: 0% default



Unbanked people in rural communities are caught in a cycle of poverty due to a lack of financial education and exploitative loans that pile on debt. Eskala has been called the "most effective economic development program in rural Panama" by the UN Development Program because we:

- Create community-owned banks to offer savings and loans to their members.
- Provide low-interest rates & recirculate the majority of principal and interest in the local community.
- Execute follow-up visits and ongoing financial training for community bank growth.

The only thing stopping us is further funding to meet the demand for loans to community partners. Behind the confidence of nearly 0% default over the last 4 years, we are not asking for a donation, but requesting our supporters, friends, and families to provide us with a loan that we will repay with interest! Click below to see how on our Wefunder page.


Learn More


In Partnership,
Global Brigades & Eskala



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   